FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2009

SADIA S.A.

By:/s/José Luís Magalhães Salazar
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Name: José Luís Magalhães Salazar
Title: Investor Relations Officer

MINUTES NUMBER 172 OF SADIA S.A.'s BOARD OF DIRECTORS EXTRAORDINARY MEETING HELD ON JULY 16, 2009.

The members of Sadia S.A.'s Board of Directors came together on July 16, 2009 at 11:00 o'clock in the morning at its facilities located at Rua Fortunato Ferraz, no. 365 – 2nd floor in São Paulo-SP led by its chairman Mr. Roberto Faldini in keeping with article 16 of its By-laws for the following evaluations:

1. DECLARATION AND TAKING OFFICE OF BOARD MEMBER

Considering that Mr. José Júlio Cardoso de Lucena was indicated to the position of board member by referendum from the next general assembly in compliance to article 150 of law no. 6,404/76, as well as his indication to Chairman of the Board of Directors as stated in the Board of Directors Meeting Minutes no. 171 of July 8, 2009, it became necessary to make a record of the declaration as stated in Article 157 of Law no. 6,404/76.

After the declaration, the Chairman in office proceeded with reading the INSTRUMENT OF INVESTITURE, which was subscribed by the board member taking office.

The meeting continued with Mr. Roberto Faldini transferring the tasks of Chairman to Mr. José Júlio Cardoso de Lucena, Chairman of the Board of Directors, who took office on this date, for continuing with the work of handling the other items on the agenda:

2. RESIGNATION OF BOARD MEMBERS DUE TO AGREEMENT MADE WITH CADE

The Chairman of the Board informed that the licensing of Mr. Eduardo Fontana d’Avila and Mr. Diva Helena Furlan, recorded in the meeting on July 8, 2009, should be changed to resignation due to the terms in the Agreement to Preserve Reversibility of Transaction (APRO) made with the Administrative Council for Economic Defense (CADE). Therefore, due to the terms of APRO, the Chairman recorded the presentation of the resignation letters of Mr. Eduardo Fontana d’Avila and Mr. Diva Helena Furlan, which shall be filed with the secretary of the Board, and thanked the members resigning for their valuable contribution given during their time in office.

São Paulo, SP - July 16, 2009

Since there were no other issues to discuss, the meeting was called to a close and these minutes were prepared and signed by all the Members present.

(aa) José Júlio Cardoso de Lucena, Celso Clemente Giacometti, Marcelo Canguçu de Almeida, Martus Antonio Rodrigues Tavares, Roberto Faldini.

I certify that the present document is a true copy of items 1 and 2 of minutes no. 172 transcribed in pages 127 to 129 in book no. 6 of Minutes from Sadia S/A's Board of Directors.

Delmir Antonio Dal Cim

Secretary